UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50266 / August 26, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11512

In the Matter of CYBERGATE INC., et al., Respondent.	: : : : ORDER MAKING FINDINGS AND REVOKING : REGISTRATION OF SECURITIES PURSUANT TO : SECTION 12(j) OF THE SECURITIES EXCHANGE : ACT OF 1934 : : :

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Golden Opportunity Development Corp. ("Golden Opportunity" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 8, 2004.

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. Golden Opportunity (CIK No. 1083162), a Nevada corporation based in Salt Lake City, Utah, is a shell corporation. The securities described as common stock, par value of $0.001, of Golden Opportunity have been registered under Exchange Act Section 12(g) since October 15, 1999. The securities have not publicly traded.

2. Golden Opportunity has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed a periodic report since the period ending September 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED:

The registration of Golden Opportunity's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary